INVESTMENT ADVISORY AGREEMENT

This AGREEMENT, dated April 29, 2011, is made by and between BARRETT OPPORTUNITY FUND, INC., a Maryland corporation (the "Fund"), and BARRETT ASSET MANAGEMENT, LLC, a Delaware limited liability corporation (the "Investment Advisor").

W I T N E S S E T H:

WHEREAS, the Fund has been organized and operates as an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and engages in the business of investing and reinvesting its assets in securities; and

WHEREAS, the Investment Advisor is a registered investment advisor under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and engages in the business of providing investment management services; and

WHEREAS, the Board of Directors and shareholders of the Fund have approved the Investment Advisor to serve as the investment advisor for the Fund effective as of the date of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1. The Fund hereby engages the Investment Advisor to manage the investment and reinvestment of the Fund's assets and to provide administration of the Fund not otherwise provided by third party service providers, subject to the direction of the Board of Directors and officers of the Fund, for the period and on the terms hereinafter set forth. The Investment Advisor hereby accepts such engagement and agrees during such period to render the services and assume the obligations herein set forth for the compensation herein provided. The Investment Advisor shall for all purposes herein, be deemed to be an independent contractor, and shall, unless otherwise expressly provided and authorized, have no authority to act for or to represent the Fund in any way, or in any way be deemed an agent of the Fund. The Investment Advisor shall regularly make decisions as to what securities and other investments to purchase and sell on behalf of the Fund and shall effect the purchase and sale of such investments in furtherance of the Fund's objectives and policies. The Investment Advisor shall record and implement such decisions and shall furnish the Board of Directors of the Fund with such information and reports regarding the Fund's investments as the Investment Advisor deems appropriate or as the Directors of the Fund may reasonably request. Subject to compliance with the requirements of the Investment Company Act, the Investment Advisor may retain as a sub-advisor to the Fund, at the Investment Advisor's own expense, any investment advisor registered under the Advisers Act.

          2.(a) The Fund shall conduct its own business and affairs and shall bear the expenses and salaries necessary and incidental thereto including, but not in limitation of the foregoing, the costs  incurred in: the maintenance of its corporate existence; the maintenance of its own books, records and procedures;  dealing with its own shareholders; the payment of dividends; transfer of stock, including issuance, redemption and repurchase of shares; preparation of share certificates; reports and notices to shareholders; calling and holding of shareholders' meetings; miscellaneous office expenses; brokerage commissions; custodian fees; legal and accounting fees; taxes, and state and federal registration fees. Members, officers, and employees of the Investment Advisor may be trustees/directors, officers and employees of the funds of which the Investment Advisor serves as Investment Advisor. Members, officers and employees of the Investment Advisor who are directors, officers and/or employees of the Fund shall not receive any compensation from the Fund for acting in such dual capacity.

In the conduct of the respective businesses of the parties hereto and in the performance of this Agreement, the Fund and the Investment Advisor may share facilities common to each, with appropriate proration of expenses between them.

          (b) To the extent the Investment Advisor incurs any costs by assuming expenses which are an obligation of the Fund as set forth herein, the Fund shall promptly reimburse the Investment Advisor for such costs and expenses, except to the extent the Investment Advisor has otherwise agreed to bear such expenses. To the extent the services for which the Fund is obligated to pay are performed by the Investment Advisor, the Investment Advisor shall be entitled to recover from the Fund to the extent of the Investment Advisor's actual costs for providing such services.

          3.(a) The Investment Advisor shall place and execute Fund orders for the purchase and sale of portfolio securities with broker-dealers. Subject to obtaining the best available execution, the Investment Advisor is authorized to place orders for the purchase and sale of portfolio securities for the Fund with such broker-dealers as it may select from time to time. Subject to subparagraph (b) below, the Investment Advisor is also authorized to place transactions with broker-dealers who provide research or statistical information or analyses to the Fund, to the Investment Advisor, or to any other client for whom the Investment Advisor provides investment management services.  Subject to obtaining the best available execution, the Investment Advisor may also place brokerage transactions with broker-dealers who sell shares of the Fund. Broker-dealers who sell shares of the Fund shall only receive orders for the purchase or sale of portfolio securities to the extent that the placing of such orders is in compliance with the rules of the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Investment Advisor also agrees that it will cooperate with the Fund to execute instructions from the Fund that brokerage transactions be allocated to broker-dealers who provide benefits directly to the Fund.

          (b) Notwithstanding the provisions of subparagraph (a) above and subject to such policies and  procedures as may be adopted by the Board of Directors and officers of the Fund, the Investment Advisor is authorized to pay a member of an exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of an exchange, broker or dealer would have charged for effecting that transaction, in such instances where the Investment Advisor has determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or the Investment Advisor's overall responsibilities with respect to the Fund and to other clients for which the Investment Advisor exercises investment discretion.

          (c)  The Fund hereby authorizes any entity or person associated with the Investment Adviser which is a member of a national securities exchange to effect any transaction on the exchange for the account of the Fund which is permitted by Section 11(a) of the Securities Exhcnage Act of 1934 and Rule 11a2-2(T) thereunder, and the Fund hereby consents to the retention of compensation for such transactions in accordance with Rule 11a2-2(T)(a)(2(iv).  Notwithstanding the foregoing, the Investment Adviser agrees that it shall not deal with itself, or with members of the Board or any principal underwriter of the Fund, as principals or agents in making purchases or sales of securities or other property for the account of the Fund, nor will it purchase any securities from an underwriting or selling group in which the Investment Adviser or its affiliates are participating, or arrange for purchases and sales of securities between the Fund and another account advised by the Investment Adviser, except in each case as permitted by the 1940 Act and in accordance with such policies and procedures as may be adopted by the Fund from time to time.

          4.(a) As compensation for the services to be rendered to the Fund by the Investment Advisor under the provisions of this Agreement, the Fund shall pay to the Investment Advisor from the Fund's assets an annual fee as set forth in Exhibit A hereto.

          (b) If this Agreement is terminated prior to the end of any calendar month, the investment advisory fee shall be prorated for the portion of any month in which this Agreement is in effect according to the proportion which the number of calendar days, during which the Agreement is in effect, bears to the number of calendar days in the month, and shall be payable within 10 days after the date of termination.

          (c) The Investment Advisor may voluntarily reduce any portion of the compensation or reimbursement of expenses due to it pursuant to this Agreement and may agree to make payments to limit expenses which are the responsibility of the Fund under this Agreement. Any such reduction or payment shall be applicable only to such specific reduction or payment and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Investment Advisor hereunder or to continue future payments. Any such reduction will be agreed upon prior to accrual of the related expense or fee and will be estimated daily. Any fee withheld shall be voluntarily reduced and any Fund expense paid by the Investment Advisor voluntarily or pursuant to an agreed expense limitation shall be reimbursed by the Fund to the Investment Advisor in the first, second, or third (or any combination thereof) fiscal year next succeeding the fiscal year of the withholding, reduction, or payment to the extent permitted by applicable law if the aggregate expenses for the next succeeding fiscal year, second fiscal year or third succeeding fiscal year do not exceed any limitation to which the Investment Advisor has agreed. Such reimbursement may be paid prior to the Fund's payment of current expenses if so requested by the Investment Advisor even if such payment may require the Investment Advisor to waive or reduce its fees hereunder or to pay current Fund expenses.

          5. The services to be rendered by the Investment Advisor to the Fund under the provisions of this Agreement are not to be deemed to be exclusive, and the Investment Advisor shall be free to render similar or different services to others so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

          6. Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of the Investment Adviser who may also be a Board member, officer,or employee of the Fund, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor limit or restrict the right of the Investment Adviser to engage in any other business or to render services of any kind, including investment advisory and management services, to any other fund, firm, individual or association.  If the purchase or sale of securities consistent with the investment policies of the Fund or one or more other accounts of the Investment Adviser is considered at or about the same time, transactions in such securities will be allocated among the accounts in a manner deemed equitable by the Investment Adviser.  Such transactions may be combined, in accordance with applicable laws and regulations, and consistent with the Investment Adviser’s policies and procedures as presented to the Board from time to time.

          7. In the absence of willful misfeasance, bad faith, gross negligence, or a reckless disregard of the performance of duties of the Investment Advisor to the Fund, the Investment Advisor shall not be subject to liabilities to the Fund or to any shareholder of the Fund for any action or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security, or otherwise.

          8. In accordance with the Agreement and Articles of Incorporation of the Fund, in the event that the Investment Advisor ceases to be the Fund's investment manager for any reason, the Fund will (unless the Investment Advisor otherwise agrees in writing) take all necessary steps to cause the Fund to change its name to a name not including the word "Barrett," within a reasonable period of time.

          9. This Agreement shall be executed and become effective as of the date written below if approved by the vote of a majority of the outstanding voting securities of the Fund. It shall continue in effect for a period of one year and may be renewed thereafter only so long as such renewal and continuance is specifically approved at least annually by the Board of Directors or by vote of a majority of the outstanding voting securities of the Fund and only if the terms and the renewal hereof have been approved by the vote of a majority of the Directors of the Fund who are not parties hereto or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated by the Fund at any time, without the payment of a penalty, on thirty (30) days written notice to the Investment Advisor of the Fund's intention to do so, pursuant to action by the Board of Directors of the Fund or pursuant to a vote of a majority of the outstanding voting securities of the Fund. The Investment Advisor may terminate this Agreement at any time, without the payment of penalty on sixty (60) days written notice to the Fund of its intention to do so. Upon termination of this Agreement, the obligations of all the parties hereunder shall cease and terminate as of the date of such termination, except for any obligation to respond to a breach of this Agreement committed prior to such termination, and except for the obligation of the Fund to pay to the Investment Advisor the fee provided in Paragraph 4 and Exhibit A hereof, prorated to the date of termination. This Agreement shall automatically terminate in the event of its assignment.

          10. This Agreement shall extend to and bind the heirs, executors, administrators and successors of the parties hereto.

          11. For the purposes of this Agreement, the terms "vote of a majority of the outstanding voting   securities"; "interested persons"; and "assignment" shall have the meaning defined in the Investment Company Act.

IN WITNESS WHEREOF, the parties hereto have caused their corporate seals to be affixed and duly attested and their presents to be signed by their duly authorized officers as of the _____ day of [April], 2011.

Attest:	BARRETT OPPORTUNITY FUND, INC.

______________________________________	By: /s/ Peter H. Shriver
Name:	Name: Peter H. Shriver
Title: President and Chief Executive Officer

Attest:	BARRETT ASSET MANAGEMENT, LLC

_______________________________________	By: /s/ Peter H. Shriver
Name:	Name: Peter H. Shriver
Title: President

Exhibit A

In accordance with Section 4.(a) hereof, as compensation for the services to be rendered to the Fund by the Investment Advisor under the provisions of this Agreement, the Fund shall pay to the Investment  Advisor from the Fund's assets an annual fee, payable on a monthly basis, as set forth in the table below.

Barrett Opportunity Fund, Inc. Investment Advisory Fee (as a percentage of average daily net assets)
First $1 billion	0.700%
Next $1 billion	0.675%
Next $3 billion	0.650%
Next $5 billion	0.625%
Over $10 billion	0.600%